SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                               FORM U-6B-2

                       Certificate of Notification


Certificate is filed by:  North Atlantic Energy Corporation


     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:

    Interest rate collar in the notional amount of $75,000,000 replacing a like notional amount of cancelable interest rate swaps, issued in connection with the company's $225,000,000 Term Credit Agreement, dated September 27, 1995.

2.   Issue, renewal or guaranty:

      Issue

3.   Principal amount of each security:

     $75,000,000 aggregate principal amount

4.   Rate of interest per annum of each security:

     Collar with a cap set at 6.26 percent and a floor set at 5.585 percent.

5.   Date of issue, renewal or guaranty of each security:

       June 10, 1999

6.   If renewal of security, give date of original issue:

    Original interest rate swaps were issued as of December 11, 1995.

7.   Date of maturity of each security:

     November 9, 2000

8. Name of the person to whom each security was issued, renewed or guaranteed:

      Barclays Bank PLC

9.   Collateral given with each security, if any:

      Not applicable

10.  Consideration received for each security:

    None - exchange of interest payment commitments above or  below  collar.

11.  Application of proceeds of each security:

       Not applicable

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:


     a.   the provisions contained in the first sentence of
          Section 6(b):

      	Not applicable

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

      	Not applicable

     c. the provisions contained in any rule of the Commission other than Rule U-48:
                         X


13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

     Not applicable

14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable

15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

     Rule 52


                        NORTH ATLANTIC ENERGY CORPORATION

                                 By   /s/Randy A. Shoop
			       Randy A. Shoop
                                            Assistant Treasurer - Finance


Date: June 18, 1999